

Mail Stop 7010

July 16, 2007

Thomas Cauchois, Chairman
Comanche Clean Energy Corporation
c/o Darren Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, New York 10022

Re: Comanche Clean Energy Corporation
      Registration Statement on Form F-1
      Filed June 20, 2007
      File No. 333-143914

Dear Mr. Cauchois:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your prospectus to eliminate or reduce repetitive information, and to ensure that the information flows logically so that investors will more readily comprehend the significance of your disclosures.

2. Because of the nature and size of the transaction being registered compared to your outstanding shares, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. Therefore, please identify these

selling shareholders as underwriters and include a fixed price at which they will sell the securities or reduce the number of shares being registered.

3.   Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in ordinary shares) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

4.   Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

5.   Please disclose whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible notes.

6.   Please provide disclosure in the prospectus with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

7.   Please revise to include the following information which is required by Part I, Item 4 of Form F-1:

- Capitalization table (Refer to Item 3(B) of Form 20-F);
- Tabular disclosure of contractual obligations (Refer to Item 5(F) of Form 20-F); and
- Quantitative and Qualitative Disclosures about Market Risk (Refer to Item 11 of Form 20-F)

Please note the updating requirement of Item 4 of Form F-1 and Item 8.A.5 of Form 20-F.

Table of Contents, page 1

8.   Please revise the second sentence in the second paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 2

Our Company, page 2

9.   The company has filed the registration statement under the name Comanche Clean Energy Corporation; however, according to the financial statement footnotes, the company changed its name to Comanche Corporation in February 2007. Please clarify.

10.   Please add a diagram in this section that depicts your current organizational structure, including the ownership of the facilities held by your subsidiaries. Also show the relationship between the company and its affiliates. We note, for example, your disclosure on page F-13 that Palatum and Comanche LLC are under common control.

11.   Please disclose, if true, that the company was a shell company, as defined in Rule 12b-2 of the Exchange Act, until the April 2007 acquisitions.

12.   Please quantify the purchase price of each of your acquisitions.

13.   Please disclose, if true, that the only operating plant is the Santa Anita facility. We note your disclosure on page 62 that revenues are principally derived from this facility. Describe the operating or construction status of the other two facilities and quantify how much capital expenditures you expect to make for each facility. We note your estimates on page 44 and your disclosures on page 65 that you expect to incur substantial capital expenditures in 2007 related to the upgrades of the Canitar and Bahia plants and planting of feed stocks for Canitar, Santa Anita and Bahia. Please make similar revisions in the Business section on page 42.

14.   Please describe the related party transactions in connection with the formation and organization of the company, including the acquisitions and loans described in the financial statement footnotes. Also describe the role of Thomas Cauchois and his affiliates in these transactions. Describe the various consulting fees paid to affiliates in these transactions.

15.   Please explain the purpose of Comanche LLC and the material terms of its operating agreement, including any fees to management. File the organizational and operating documents of Comanche LLC as exhibits.

Our History, page 3

16.   Please clarify in this section and the Selling Stockholders section how many shares you are registering pursuant to each of the private placements and other transactions.

17.   Please disclose the exercise price for the warrants issued on June 18, 2007, the warrants issued to Rodman & Renshaw, and describe the conversion terms for the convertible notes issued in April and June 2007.

18.   Please reconcile the number of shares you are registering in the fee table, the prospectus summary, selling shareholder, and the recent sales of unregistered securities sections. Also quantify separately in each applicable footnote to the registration fee table on the registration statement cover how many shares are being registered as the 125% cushion.

19.   Please describe the material provisions of the agreements relating to the private placements in 2007 and identify the promoters and private placement agents for these transactions. We also note the reference in the securities purchase agreement to the shares issued to management and the shares issued in connection with the acquisitions. Please describe these issuances.

20.   Regarding your April and June 2007 issuances of convertible notes, please provide us with the computations related to the values assigned to your convertible notes, warrants, and beneficial conversion feature. Note that after determining the relative fair values of your notes and warrants, you should determine the effective conversion price of your convertible notes. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. Then, you can determine the beneficial conversion feature using the effective conversion price. See paragraphs 5-7 of EITF 00-27 for an example.

Risk Factors, page 5

21.   Please delete the second and third sentences of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

22.   Please add a risk factor describing your related party transactions, potential conflicts of interests and dependence on affiliates.

23.   Please add a risk factor quantifying goodwill and disclosing the percentage of your assets that comprises goodwill.

24.   Many of the risk factors appear generic and do not provide the information investors need to assess the magnitude of the risk as it relates specifically to you. For example:

- On page 10, explain how the dishonesty of persons or entities may have adversely affected you in making your acquisitions or purchasing decisions. We note on page 66 your disclosure that transactions at Simoes may not have been at arms-length.
- On page 12, quantify the indebtedness you expect to incur in connection with your business plan, including capital expenditures.
- On page 13, disclose whether you have sufficient raw materials, through contracts with third parties or otherwise, to produce sufficient ethanol and biodiesel under your business plan. We note, for example, that on page 67, Simoes operated below capacity in 2006 due to the premium prices for third party sugarcane.

- On page 20, explain why tax treatment on distributions are important since you do not expect to issue dividends and why you may be a passive foreign investment company in light of your 2007 acquisitions.

Note that this is not meant to represent an all-inclusive list of where disclosure in the Risk Factors section should be improved. We encourage you to provide quantification of amounts and further clarification throughout this section.

Selling Shareholders, page 25

25.   We note your disclosure in the second paragraph that none of the selling shareholders are, or are affiliates of, a broker-dealer. Since Goldman Sachs and Deutsche Bank are selling shareholders, please revise your disclosure and tell us whether any other selling shareholders are broker-dealers or affiliates of a broker-dealer. We may have further comments after we review your response.

26.   Please include in the table columns indicating the percentage of the class of shares owned by each selling shareholder before and after the offering. See Part I, Item 9(D)(2) of Form 20-F.

27.   Please disclose the address for each selling shareholder. We note you have provided the addresses for some of these shareholders in the security ownership table on page 83.

28.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each selling shareholder.

29.   Please identify in the footnotes to the table the transaction pursuant to which the securities were acquired by each selling shareholder.

Plan of Distribution, page 28

30.   Please disclose the method of determining the price of the securities offered. See Part I, Item 2(A) of Form 20-F.

Description of Shares to be Registered, page 30

31.   Please describe your share capital as required by Part I, Item 10(A) of Form 20-F.

32.   Please describe the provisions of your articles of association as required by Part I, Item 10(B) of Form 20-F.

Ethanol Industry Overview, page 30

33.   Please clarify in the tables on pages 39 and 40, and elsewhere as applicable, that this data is based on Comanche estimates. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.

General Overview of our Ethanol Business, page 45

34.   Please describe the sources and availability of raw materials (sugarcane and feedstock), including a description of whether prices of these materials are volatile. Describe the agricultural contracts and any other supply contracts with third parties. Also describe to what extent you currently supply raw materials from your properties and how those materials are harvested; e.g., describe any arrangements with landlords or whether your employees harvest these materials.

35.   Please describe your material contracts as required by Part I, Item 10(C) of Form 20-F.

Employees, page 57

36.   Please discuss the labor lawsuits, which you disclose on page F-29.

Selected Financial Data, page 60

37.   Please disclose the exchange rates as of the end of each period, the average rates, and the range of high and low rates for each period presented. See Instruction 5 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

38.   Please revise your Management's Discussion and Analysis to describe the reasons why you discuss the financial condition and operating results for Comanche and Simoes, but not for the other entities and/or assets acquired during April 2007 that you discuss on page 3. We may have further comments based on your response.

39.   It appears that you have disclosed your critical accounting policies that are related only to Simoes. Please identify and disclose all of your critical accounting policies and estimates that are critical to all of the financial statements you provide in your filing, indicating where policies differ for the various entities. Your disclosure should include a discussion of the material assumptions you made in developing your critical estimates. You should also disclose any instances in which actual results differed from the estimates made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

Liquidity and Capital Resources, page 64

40.   Please describe the company's principal capital expenditures since its inception in 2006. Also quantify and describe the substantial capital expenditures you expect to incur in 2007 and how you expect to fund these expenditures.

41.   Please disclose the uses of the proceeds from the 2007 private placements.

42.   In your pro forma financial data, you reflect long term debt of $50 million. Please describe this debt. Also file as exhibits any debt agreements, including the notes payable to your founders.

43.   The sixth paragraph on page 65 indicates that $0.4 million of founders' advances were converted to equity in April 2007. However, your disclosures in the second to last paragraph on page 65 indicate that the amount converted was $2.4 million. Please revise to reflect the appropriate amount.

Simoes, page 66

Results of Operations – Executive Summary, page 66

44.   Please describe in greater detail and quantify the transactions among Simoes and its former affiliates that materially affected its financial results for the periods presented.

Year Ended December 31, 2006 Compared With Year Ended December 31, 2005, page 66

45.   Please revise your discussion in the third paragraph on page 67 in which you describe the changes in prices of ethanol. In the interest of clarity for the reader, your discussion of sugar and ethanol prices should be described in the same currency as the financial statement line item fluctuation that you are explaining.

Liquidity and Capital Resources, page 71

46.   Please describe in greater detail how the outstanding debt was restructured.

Unaudited Pro Forma Consolidated Financial Statements, page 73

47.   You disclose that the Ourinhos farmland does not currently constitute a stand-alone business, and that you acquired certain assets of Canitar. We remind you that Rule 11-01(d) of Regulation S-X should be used to determine if you have acquired a business for purposes of determining whether audited financial statements and pro forma financial information are required. Using this guidance, please demonstrate how you determined

you did not acquire a business in either of these two acquisitions. Your analysis should include a complete description of the assets acquired, the cost to acquire the assets and an indication as to whether the assets acquired represented substantially of the operating assets of the entity from which they were acquired.

48.   Please tell us what consideration you gave to providing the carve-out financial statements of Bahia in this filing and including this acquisition in your pro forma financial statements. Please provide us with your significance tests under Rule 3-05 of Regulation S-X for each period presented. If in any period this acquisition was significant in excess of the 20% level, Bahia's separate financial statements are required to be included for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period.

49.   Please present each pro forma adjustment as a separate lettered adjustment to a given line item separately on the face of the pro forma balance sheet and income statement, so that readers can quickly see the impact of each lettered adjustment on each financial statement line item.

Pro Forma Combined Balance Sheet, page 74

50.   It is unclear why your pro forma financial statements indicate that $4,910 of Simoes' accumulated deficit is being acquired. Please revise to eliminate Simoes' accumulated deficit in the pro forma financial statements or revise your notes to the unaudited pro forma financial statements to more fully explain why you believe inclusion of this amount is appropriate.

Pro Forma Combined Income Statement, page 75

51.   Please present on the face of your pro forma income statement historical and pro forma basic and diluted per share data, including the number of shares used to compute such per share data. See Rule 11-02(b)(7) of Regulation S-X.

52.   Please reconcile in a footnote your pro forma basic earnings per share to your pro forma diluted earnings per share.

53.   Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations. Please note that the denominator in computing pro forma earnings per share should include those common shares whose proceeds are being used to repay debt or for a business acquisition.

Notes to Unaudited Pro Forma Combined Financial Statements, page 76

54.   Please enhance your footnote explanations to clearly disclose the underlying assumptions involved. Note that all footnotes should allow the reader to easily determine that the related adjustment is factually supportable and directly attributable to the transactions being depicted. Refer to Rule 11-02(b)(6) of Regulation S-X.

55.   Regarding adjustment 4, it appears that the interest rate on your convertible notes is variable (i.e. LIBOR + 3.5%). As such, please discuss the impact of a 1/8% change in the rate on your pro forma earnings.

Executive Compensation, page 81

56.   Disclose the amount of compensation paid to members of management in 2006. This disclosure should be made on an individual basis unless individual disclosure is not required in the Cayman Islands or is not otherwise publicly disclosed.

57.   Please file the employment agreements as exhibits.

Security Ownership of Certain Beneficial Owners and Management, page 82

58.   Please disclose whether the major shareholders have different voting rights or an appropriate negative statement. See Part I, Item 7(A)(1)(c) of Form 20-F.

59.   Disclose the portion of the shares held and the number of record holders in the United States. See Part I, Item 7(A)(2) of Form 20-F.

60.   Please recalculate the amounts in the table to include the shares held by 5% or greater shareholders without regard to the 9.99% or 4.99% cap on conversion of your outstanding securities.

61.   Since Thomas Cauchois is the founder of FondElecCI, please disclose if he is related to other principal shareholders, such as Castanhera, and include shares held by such entities in the amount of shares beneficially held by Mr. Cauchois.

Certain Relationships and Related Transactions, page 86

62.   Please describe the related party transactions reflected in the notes to the financial statements and any other disclosure required by Part I, Item 7(B) of Form 20-F.

Where You Can Find Additional Information, page 87

63.   Please revise the last sentence of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Service of Process and Enforcement of Judgments, page 88

64.   We note that you attribute statements made in this section to your Brazilian counsel. Please identify counsel and file the consent of such counsel and Maples and Calder to being named in this discussion in the prospectus.

Comanche Corporation Consolidated Financial Statements

General

65.   Please tell us how you have accounted for the registration rights agreement, including what consideration was given to FSP EITF 00-19-2. Please also provide the disclosures required by paragraph 12 of FSP EITF 00-19-2, including that required by paragraph 12(c).

66.   Please tell us what consideration you gave to paragraphs 8-9 of SFAS 7 regarding whether you should be identified as a development stage enterprise. If you believe you are a development stage enterprise at December 31, 2006, please ensure you meet the disclosure requirements set forth in paragraphs 11-13 and consider whether revision of your independent auditor's opinion is necessary to identify the financial statements as those of a development stage enterprise.

67.   You disclose on page 45 that you lease 3,254 hectares of land. Please disclose how you account for this leased land. See paragraph 25 of SFAS 13. In addition, please ensure you meet the disclosure requirements of paragraph 16, as applicable.

68.   Please review headings on your financial statements and revise as necessary to clearly indicate whether the number of shares and per share data are presented in whole numbers or in thousands. For example, we note that the header on your consolidated statement of operations for the period from inception to December 31, 2006 indicates that per share data is presented in whole numbers, therefore you disclose that your loss per common share was ($586). It appears that the actual loss per common share was ($586,000).

69.   When you provide updated interim financial statements, please note the disclosure requirements of paragraph 58 of SFAS 141.

Report of Independent Registered Public Accounting Firm, page F-1

70.   Your auditors indicate in their report for Comanche Corporation that their audit was conducted in accordance with the standards generally accepted in the United States of America. Please verify whether their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. If the audit was performed in accordance with the standards of the PCAOB, please make arrangements with your auditors to have them revise their report to indicate that fact. See also SEC Release 33-8422.

Consolidated Statement of Operations, page F-3

71.   Please disclose the amount of income tax expense or benefit allocated to your foreign currency translation adjustment in accordance with paragraph 25 of SFAS 130.

Consolidated Statement of Cash Flows, page F-5

72.   Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Note 6 – Due to Affiliate Companies, page F-11

73.   Please revise to disclose the interest rates associate with borrowings from each individual affiliate.

Note 10 – Commitments and Contingent Liabilities, page F-13

74.   Please revise to disclose the repayment terms, including interest rate to be charged on amounts advanced to Ouro Verde if the asset purchase transaction is not consummated.

Note 12 – Subsequent Events, page F-15

75.   Please enhance your disclosure to discuss how the terms of your original Itu and Iba Agreements were modified. Also, disclose the purchase price and significant terms associated with the definitive agreement you entered into to purchase farmland in Ourinhos, Sao Paulo, Brazil.

76.   You disclose various events on page 3 which occurred subsequent to your December 31, 2006 financial statements, including your securities purchase agreements and your April 2007 acquisitions. Since these items appear to be material, please also disclose this information within your subsequent events footnote. To the extent that these transactions have not been audited, you may indicate that this footnote is unaudited.

77.   As a related matter, please revise your filing to separately disclose the following for each of your April 2007 acquisitions so that we can more fully understand your accounting treatment:

- How you determined whether each acquisition was an acquisition of a business or of a group of productive assets (refer to EITF 98-3 and paragraph 4 of SFAS 141);
- Provide a timeline that clearly indicates the order in which the acquisitions took place, including the actual dates of the acquisitions;
- How you determined the date of each acquisition (refer to paragraphs 48-49 of SFAS 141);
- Disclose the amount and nature of consideration given to consummate each acquisition, including whether you issued equity securities, paid cash consideration, assumed liabilities of the seller or a combination thereof;
- Describe the methods used to determine fair value of each acquisition, including the extent to which you relied upon third party expert valuations;
- Indicate the parties to whom consideration was paid to consummate each acquisitions (i.e. third parties or related parties); and
- How you determined the acquiring enterprise for each transaction (refer to paragraphs 15-19 of SFAS 141).

Destilaria de Alcool Simoes Ltda Financial Statements

Report of Independent Accounting Firm, page F-16

78.   We note that your accountant's report indicates that the audit of Destilaria de Alcool Simoes Ltda. was performed in accordance with Brazilian auditing standards. Instruction 2 to Item 8.A.2 of Form 20-F requires that all financial statements, including those required by Rule 3-05 of Regulation S-X, must be audited in accordance with US generally accepted auditing standards. Please verify that your accountants performed their audit in accordance with US generally accepted auditing standards and make arrangements to have your accountants revise their report accordingly.

Note 5 – Cash and Cash Equivalents, page F-25

79.   We note that you have Brazilian bank certificates of deposits classified within cash and cash equivalents at both December 31, 2006 and 2005. If true, please revise to indicate that these investments qualify as cash equivalents because they have original maturities of three months or less. If not true, please revise to reclassify these investments outside of cash and cash equivalents and revise your statement of cash flows to reflect this reclassification.

Item 7 – Recent Sales of Unregistered Securities, page II-1

80.   Please provide us an analysis of all equity issuances (including share and option issuances) which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction,

- identify the parties, including any related parties;
- the nature of the consideration; and
- the fair value and your basis for determining the fair value.
    o   Indicate whether the fair value was contemporaneous or retrospective.
- For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

Item 7. Recent Sales of Unregistered Securities, page II-1

81.   Please provide the information required by Item 701 of Regulation S-K as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act, including the securities issued to consultants. We also note that your financial statements indicate that your date of inception was June 8, 2006.

82.   For each transaction in which securities were sold otherwise than for cash, state the nature of the transaction or assets and the aggregate amount of consideration received by the company. See Item 701 of Regulation S-K.

Signatures, page II-5

83.   Please also indicate that your controller or principal accounting officer has signed the registration statement. See Instruction 1 to Signatures of Form F-1.

84.   Please indicate that the company's authorized representative in the United States has signed the registration statement. See Instruction 1 to Signatures of Form F-1.

Legal Opinion – Exhibit 5.1

85.   Please revise to indicate the correct registration statement filing date and amount of shares being registered.

86.   Please revise to clarify that the shares underlying the warrants and convertible notes will, when issued pursuant to the terms of such securities, be validly issued, fully paid, and nonassessable. We do not object to counsel's opinion that the outstanding shares are validly issued, fully paid, and nonassessable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting comments to Jeffrey Gordon at (202) 551-3866 or in his absence, Lisa Haynes at (202) 551-3424. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director